SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 10-K/A

                                  AMENDMENT 2

(Mark One)
[X]	Annual Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act
    of 1934 For the fiscal year ended July 29, 1995.

                                     OR

[ ] Transition Report Pursuant To Section 13 or 15(d) Of The Securities
    Exchange Act of 1934 For the transition period from _______ to _______

                         Commission file number 1-7636

                             DATAPOINT CORPORATION
                (Exact name of registrant as specified in charter)

  	Delaware			                         	74-16015174
	(State or other jurisdiction of		      (I.R.S. Employer Identification No.)
	incorporation or organization)

                    5-7 Rue Montalivet 75008, Paris, France
              8400 Datapoint Drive, San Antonio, Texas 78229-8500
             (Address of principal executive offices and zip code)

                             (33-1) 40 07 37 37
                               (210) 593-7000
             (Registrant's telephone number, including area code)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 					Datapoint Corporation
					                                 (Registrant)

                                  				By  _/s/__Phillip P. Krumb_______
	                                  			Phillip P. Krumb
Date: July 12, 1995		                 Chief Financial Officer

                              INDEX TO EXHIBITS

                                                             	Sequentially
Exhibit                                                        	Numbered
Number	        Description of Exhibits	                          Pages

(28)	Annual Report on Form 11-K for the years ended December
    	31,1995, 1994 and 1993 for the Datapoint Corporation Profit Sharing/Employee Savings Plan.

                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                    ___________

                                     FORM 11-K
                                    ___________


                                   ANNUAL REPORT


                       Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

                     For The Year Ended December 31, 1995


                                     ___________

          THE DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN

                                Datapoint Corporation

                                8400 Datapoint Drive
                            San Antonio, Texas 78229-8500




Item 1.	Changes in the Plan.

None.

Item 2.	Changes in Investment Policy.

None.

Item 3.	Contributions Under the Plan.

During 1995, 1994 and 1993, Datapoint Corporation (the "Company") made no discretionary contributions to the Datapoint Corporation Profit
Sharing/Employee Savings Plan (the "Plan").

Item 4.	Participating Employees.

There were 158 employees who were participants in the Plan December 31, 1995.

Item 5.	Administration of the Plan.

(a) The following is a list of the names, addresses and positions or offices held with Datapoint Corporation of all persons who are members of the Committee which administers the Plan:

	                      			  	Positions or Offices Held
	Name and Address		          with Datapoint Corporation

	Gerald N. Agranoff	        	Vice President, General
	8400 Datapoint Drive	      	Counsel and Corporate
	San Antonio, Texas 78229   	Secretary

	Patrick J. Dossey	         	Plan Administrator
	8400 Datapoint Drive
	San Antonio, Texas 78229

(b) None of the above administrators received any compensation for services from the Plan during the year ended December 31, 1995.




Item 6.	Custodian of Investments.

(a) Fidelity Management Trust Company ("FMTC") acts as manager of all securities, except Datapoint Common Stock, and investments of the Plan transferred to it by Frost National Bank. Funds are invested in accounts allowed by the Plan and as directed by the participants. FMTC, a subsidiary of Fidelity Investments, a Massachusetts investment company (located at 82 Devonshire Street, Boston, Massachusetts 02109), offers various trust services to corporate and personal trust account customers.

Frost National Bank, as Trustee, acts as a carrier between Datapoint and FMTC for funds related to the Plan. Frost is custodian for the Datapoint Common Stock. Frost is responsible for investing any daily cash balances not transferred to FMTC. Frost National Bank, a Texas banking corporation (located at 100 West Houston St., San Antonio, Texas 78296), offers various trust services to corporate and personal trust account customers.

(b) For the year ending December 31, 1995 Frost National Bank received compensation of approximately $17,645 from the Plan.

(c) FMTC is required by Section 17(g) of the Investment Company Act of 1940 to maintain a bond covering it against larceny and embezzlement by its officers and employees. FMTC also maintains insurance coverage against losses resulting from errors and omissions by its employees, officers and trustees and for losses resulting from electronic and computer crime. Coverage under these policies is more than adequate to cover any potential losses incurred by the Plan. Frost National Bank is also covered by an error and omission bond and collateral asset program which is more than adequate to cover any potential losses incurred by the Plan.


Item 7.	Reports to Participating Employees.

At the end of each calendar quarter, each participant receives an individual participant statement disclosing the status of their account during the preceding quarter (including the opening and closing totals, and a breakdown of withdrawals, contributions, and other allocations to or from the account). As the Plan is modified, each participant receives a copy of the updated prospectus relating to the Plan. Each participant also receives the annual report of the Plan which includes financial statements of the Plan. Employees also receive quarterly and annual reports of the Company as they are applicable to the Plan.


Item 8.	Investment of Funds.

There were no commissions paid during the year ended December 31, 1995, 1994, and 1993.




Item 9.	Financial Statements and Exhibits.

(a) Financial Statements	                                            Page No.

  Report of Independent Auditors					                                 		F-1

  Statements of Net Assets Available for Benefits -
  Combined Funds
  December 31, 1995 and 1994	                                     						F-2

  Statements of Changes in Net Assets Available for Benefits -
  Combined Funds
  Years ended December 31, 1995, 1994, and 1993				                    	F-3



  Statements of Net Assets Available for Benefits at December 31, 1995
  and 1994, and Statements of Net Assets Available for Benefits ended
  December 31, 1995, 1994, and 1993 for the following funds:		         	F-4

     	Managed Income Portfolio Fund
	     Cash Reserves Fund
	     Equity-Income Fund
	     Magellan Fund
	     Datapoint Common Stock Fund
	     International Growth & Income Fund
	     Asset Manager Account
	     Guaranteed Investment Group Fund


(b) Notes to Financial Statements							                                F-19

(c) Schedules:

Schedules I, II and III have been omitted because the required information is shown in the financial statements.

                           DATAPOINT  CORPORATION

                    PROFIT SHARING/EMPLOYEE SAVINGS PLAN

                            FINANCIAL STATEMENTS

                         AND SUPPLEMENTAL SCHEDULES

                      DECEMBER 31, 1995, 1994 AND 1993

                                     WITH

                       REPORT OF INDEPENDENT AUDITORS

                                  CONTENTS

Report of Independent Auditors


Financial Statements

	Statement of Net Assets Available for Benefits -
	Combined Funds
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits-
	Combined Funds
	Years Ended December 31, 1995, 1994 and 1993

	Statement of Net Assets Available for Benefits -
	Managed Income Portfolio Fund
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits - Managed Income Portfolio Fund
	Years Ended December 31, 1995, 1994 and 1993

	Statement of Net Assets Available for Benefits -
	Cash Reserves Fund
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits -
	Cash Reserves Fund
	Years Ended December 31, 1995, 1994 and 1993

	Statement of Net Assets Available for Benefits -
	Equity-Income Fund
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits -
	Equity-Income Fund
	Years Ended December 31, 1995, 1994 and 1993

                                  CONTENTS

	Statement of Net Assets Available for Benefits -
	Magellan Fund
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits -
	Magellan Fund
	Years Ended December 31, 1995, 1994 and 1993

	Statement of Net Assets Available for Benefits -
	Datapoint Common Stock Fund
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits - Datapoint Common Stock Fund
	Years Ended December 31, 1995, 1994 and 1993

	Statement of Net Assets Available for Benefits -
	International Growth and Income Fund
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits - International Growth and Income Fund
	Year Ended December 31, 1995 and 1994

	Statement of Net Assets Available for Benefits -
	Asset Manager Account
	December 31, 1995 and 1994

	Statement of Changes in Net Assets Available for Benefits -
	Asset Manager Account
	Year Ended December 31, 1995 and 1994

Statement of Changes in Net Assets Available for Benefits -
	Guaranteed Investment Group Fund
	Years Ended December 31, 1994 and 1993

Notes to Financial Statements

Supplemental Schedules

	Schedule of Assets Held for Investment Purposes

	Schedule of Reportable Transactions


A schedule of party-in-interest transactions has not been presented because there were no transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                        Report of Independent Auditors
Trust Committee
Datapoint Corporation
Profit Sharing/Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Datapoint Corporation Profit Sharing/Employee Savings Plan (Combined Funds, Managed Income Portfolio Fund, Cash Reserves Fund, Equity-Income Fund, Magellan Fund, Datapoint Common Stock Fund, International Growth and Income Fund, Asset Manager Account, and Guaranteed Investment Group Fund) at December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Datapoint Corporation Profit Sharing/Employee Savings Plan (Combined Funds, Cash Reserves Fund, Equity-Income Fund, Magellan Fund, Datapoint Common Stock Fund, International Growth and Income Fund, Asset Manager Account, and Guaranteed Investment Group Fund) at December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1995 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 							Ernst & Young
July 3, 1996

              DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                    STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                     COMBINED FUNDS

                               December 31, 1995 and 1994


                                       							      1995		           1994
Assets:
Cash	                                             $2,232	         $16,902
Short-term investment	                                42	           1,209
Investments at fair value:
  (Cost:  $3,439,813 in 1995 and $4,348,210
   in 1994)	                                   3,904,524     	  4,459,234
Contributions receivable:
  Employer	                                        6,929	           2,290
  Participants	                                        0	           1,069
Dividends receivable	                              2,741	               0
Interest receivable	                                  60 	             69
                                            	  3,916,528	       4,480,773


Liabilities:
Forfeitures in suspense	                           7,918	          28,989
Administrative fee payable	                       20,502	               0
Net Assets Available For Benefit	             $3,888,108	      $4,451,784



See accompanying notes

            DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                   COMBINED FUNDS

               For the Years Ended December 31, 1995, 1994, and 1993


                             	         1995	         1994	      	   1993
Investment income:
Dividend income	                   $264,834	     $170,723	      $214,168
Interest income	                      1,410	       30,097	        28,849
Net appreciation (depreciation)
in fair value of investments	       590,315	     (179,662)	      269,155
Contributions:
Employer	                            68,150	       98,123	       101,216
Participants	                       361,975	      525,103	       405,900
	                                 1,286,684 	     644,384   	  1,019,288

Withdrawals and distributions	   (1,787,605)	    (301,060)      (512,109)
Forfeitures	                         (1,237)	        (968)	       (1,286)
Selling and other costs	            (61,518)	           0	             0
	                                (1,850,360)	    (302,028)	     (513,395)


Net increase	                      (563,676)	     342,356	       505,893
Net assets available for benefits
Beginning of year	                4,451,784	    4,109,428	     3,603,535

End of year	                     $3,888,108   	$4,451,784    	$4,109,428

See accompanying notes

            DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                           MANAGED INCOME PORTFOLIO FUND

                             December 31, 1995 and 1994

                                           	     1995	            1994
Assets:
Cash	                                            $171	          $4,119
Investments at fair value:
    869,377 shares in 1995 and 1,277,889
    shares in 1994	                           869,377	       1,277,889
Contributions receivable:
  Employer	                                         0	             954
Interest receivable	                               30	              31
	                                             869,578	       1,282,993


Liabilities:
Forfeitures in suspense	                          261	           6,051
Administrative fee payable	                     4,580	               0
Net Assets Available For Benefits	           $864,737      	$1,276,942



See accompanying notes

             DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            MANAGED INCOME PORTFOLIO FUND

                For the Years Ended December 31, 1995, 1994, and 1993




                               	         1995	         1994	         1993
Investment income:
Dividend income	                      $73,808	      $60,207	      $67,598

Contributions:
Employer	                              12,996	       23,388	       31,490
Participants	                          59,422	      112,301	      126,720
	                                     146,226	      195,896	      225,808


Transfers	                            130,805	       52,988	     (110,933)


Withdrawals and distributions	       (673,751)	     (34,309)	    (182,175)
Forfeitures	                             (232)	           0	          (56)
Selling and other costs	              (15,253)	           0             0
	                                    (689,236)	     (34,309)	    (182,231)

Net increase(decrease)	              (412,205)	     214,575	      (67,356)
Net assets available for benefits
Beginning of year          	        1,276,942	    1,062,367	    1,129,723

End of year	                         $864,737   	$1,276,942   	$1,062,367



See accompanying notes

         DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
              STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            CASH RESERVES FUND

                         December 31, 1995 and 1994


							                                            1995		          1994
Assets:
Cash	                                                $0	          $2,353
Investments at fair value:
  753,375 shares in 1995 and 771,782 shares
  in 1994 	                                     753,375	         771,782
Contributions receivable:
  Employer	                                           0	             686
Interest receivable	                                 30	              29
                                             	  753,405	         774,850

Liabilities:
Forfeitures in suspense	                          6,380	          10,109
Administrative fee payable	                       3,880	               0
Net Assets Available For Benefits	             $743,145	        $764,741


See accompanying notes

          DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                               CASH RESERVES FUND

           For the Years Ended December 31, 1995, 1994, and 1993


                                  	        1995	       1994	        1993
Investment income:
Dividend income	                        $44,681	         $0	          $0
Interest income	                            138	     29,471	      28,325
Net depreciation in fair value
of investments	                             (50)	        (5)	          0
Contributions:
Employer	                                 9,205	     15,084	      20,968
Participants	                            62,831	     65,107	      84,045
	                                       116,805	    109,657	     133,338

Transfers	                               96,612	   (122,399)	    (69,669)

Withdrawals and distributions	         (224,228)	  (127,365)	    (97,735)
Forfeitures	                                (36)	       (20)	       (280)
Selling and other costs	                (10,749)	         0	           0
	                                      (235,013)	  (127,385) 	   (98,015)

Net decrease	                           (21,596)	  (140,127)  	  (34,346)
Net assets available for benefits
Beginning of year	                      764,741	    904,868	     939,214

End of year	                           $743,145   	$764,741    	$904,868


See accompanying notes

           DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               EQUITY-INCOME FUND

                          December 31, 1995 and 1994


                                           	        1995	            1994
Assets:
Cash	                                                $42	          $1,940
Investments at fair value:
 12,988 shares in 1995 and 16,284 shares in 1994
 (Cost: $377,395 in 1995 and $485,271 in 1994)	  492,648	         499,906
Contributions receivable:
  Employer	                                        2,066	             358
Dividends receivable	                                  8	               9
                                               	$494,764	        $502,213

Liabilities:
Forfeitures in suspense	                               0	           1,324
Administrative fee payable	                        2,594	               0
Net Assets Available For Benefits              	$492,170	        $500,889

See accompanying notes

             DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 EQUITY-INCOME FUND

              For the Years Ended December 31, 1995, 1994, and 1993


    	                                       1995	       1994	       1993
Investment income:
Dividend income	                         $34,303	     $44,837	    $14,853
Interest income	                              97	         259	         41
Net appreciation(depreciation) in
fair value of investments	               114,167	     (42,705)	    56,056
Contributions:
Employer	                                  7,872	      11,079	     12,574
Participants	                             40,863	      60,209 	    50,272
                                      	  197,302	      73,679	    133,796

Transfers	                               (65,236)	      4,044	     33,085

Withdrawals and distributions	          (133,347) 	   (13,400)	   (37,194)
Forfeitures	                                (132)	          0	       (349)
Selling and other costs	                  (7,306)	          0 	         0
	                                       (140,785)	    (13,400)	   (37,543)

Net increase (decrease)	                  (8,719)	     64,323	    129,338
Net assets available for benefits
Beginning of year	                       500,889	     436,566 	   307,228

End of year	                            $492,170	    $500,889   	$436,566


See accompanying notes

          DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              MAGELLAN FUND

                        December 31, 1995 and 1994


	                                                       1995	         1994
Assets:
Cash	                                                   $1,507 	      $6,601
Investments at fair value:
  16,165 shares in 1995 and 22,136 shares in 1994
  (Cost: $1,059,382 in 1995 and $1,382,664 in 1994)	 1,389,852	    1,478,661
Contributions receivable:
  Employer	                                                  0	           95
  Participants	                                              0	        1,069
	                                                    1,391,359	    1,486,426

Liabilities:
Forfeitures in suspense	                                 1,126	       10,842
Administrative fee payable	                              7,382	            0
Net Assets Available For Benefits	                  $1,382,905   	$1,475,584


See accompanying notes

           DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 MAGELLAN FUND

               For the Years Ended December 31, 1995, 1994, and 1993


                                     	        1995	       1994	       1993
Investment income:
Dividend income	                            $94,475	     $60,065	   $131,717
Interest income	                                811	          89	        191
Net appreciation(depreciation) in
fair value of investments	                  441,730	     (90,899)	   144,963
Contributions:
Employer	                                    24,418	      34,949	     34,690
Participants	                               131,192	     206,647	    138,887
	                                           692,626	     210,851	    450,448

Transfers	                                  (88,603)	   (111,641)	   168,465

Withdrawals and distributions	             (674,203)	   (126,761)	  (189,397)
Forfeitures	                                   (699)	       (948)	      (371)
Selling and other costs	                    (21,800)	          0	          0
	                                          (696,702)	   (127,709) 	 (189,768)

Net increase(decrease)	                     (92,679)	    (28,499) 	  429,145
Net assets available for benefits
Beginning of year	                        1,475,584	   1,504,083	  1,074,938

End of year	                             $1,382,905  	$1,475,584  $1,504,083

See accompanying notes

            DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                          DATAPOINT COMMON STOCK FUND

                           December 31, 1995 and 1994


	                                                    1995         1994
Assets:
Cash	                                                $512	        $161
Investments at fair value:
  10,450 shares in 1995 and 21,913 shares in 1994
  (Cost: $20,281 in 1995 and $49,994 in 1994)	     13,063	      38,348
Contributions receivable:
  Employer	                                             0	          93
	                                                  13,575	      38,602

Liabilities:
Forfeitures in suspense	                              151	         663
Administrataive fee payable	                           72	           0
Net Assets Available For Benefits                	$13,352     	$37,939

See accompanying notes

             DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            DATAPOINT COMMON STOCK FUND

               For the Years Ended December 31, 1995, 1994, and 1993


  	                                              1995	     1994     	1993
Investment income:
Interest income	                                 $111	      $91	     $100
Net appreciation (depreciation) in
fair value of investments	                    (13,391)  (30,096)   68,136
Contributions:
Employer	                                       1,328	      940     1,494
Participants	                                   7,984	    5,344	    5,976
	                                              (3,968)	 (23,721)	  75,706

Transfers	                                    (17,737)	(154,807)	 (17,437)

Withdrawals and distributions	                 (2,151)	  15,077	   (5,579)
Forfeitures	                                        0	        0	     (230)
Selling and other costs	                         (731)	       0	        0
	                                              (2,882)	  15,077    (5,809)

Net increase(decrease)	                       (24,587)	(163,451)   52,460
Net assets available for benefits
Beginning of year	                             37,939	  201,390 	 148,930
End of year	                                  $13,352 	 $37,939 	$201,390


See accompanying notes

             DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                   STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                       INTERNATIONAL GROWTH & INCOME FUND

                           December 31, 1995 and 1994


	                                                        1995	        1994
Assets:
Short-term investment	                                    $42	      $1,209
Investments at fair value:
  8,756 shares in 1995 and 11,582 shares in 1994
 (Cost 151,087 in 1995 and Cost: $197,914 in 1994)	   157,173	     191,455
Contributions receivable:
  Employer	                                             1,914	          88
	                                                     159,129	     192,752

Liabilities:
Administrative fee payable	                               828	           0
Net Assets Available For Benefits                   	$158,301    	$192,752

See accompanying notes

           DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         INTERNATIONAL GROWTH & INCOME FUND

                   For the Year Ended December 31, 1995 and 1994


  		                                                    1995	      1994
Investment income:
Dividend income		                                     $10,564	       $0
Interest income		                                         158	       20
Net appreciation (depreciation) in
fair value of investments		                            15,841	   (6,458)
Contributions:
Employer		                                              5,628	    5,708
Participants		                                         23,606	   35,071
                                                 		    55,797	   34,341

Transfers		                                           (36,523)	 142,086

Withdrawals and distributions	                    	   (51,322)	  16,325
Selling and other costs	                         	     (2,403)	       0
		                                                    (53,725)	  16,325

Net increase (decrease)		                             (34,451)	 192,752
Net assets available for benefits
Beginning of year		                                   192,752	        0

End of year	                                        	$158,301	 $192,752


See accompanying notes

          DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                            ASSET MANAGER ACCOUNT

                          December 31, 1995 and 1994


	                                                      1995	      1994
Assets:
Cash	                                                    $0	     $1,728
Investments at fair value:
  14,451 shares in 1995 and 14,548 shares in 1994
  (Cost: $208,916 in 1995 and $209,696 in 1994) 	   229,036	    201,193
Contributions receivable:
  Employer	                                           2,949	         16
Dividend receivable	                                  2,733	          0
 	                                                  234,718	    202,937

Liabilities:
Administrative fee payable	                           1,220	          0
Net Assets Available For Benefits                 	$233,498	   $202,937


See accompanying notes

          DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                            ASSET MANAGER ACCOUNT

                 For the Year Ended December 31, 1995 and 1994


	                                                 1995	          1994
Investment income:
Dividend income	                                $7,003          $5,614
Interest income 	                                   95             167
Net appreciation (depreciation) in
fair value of investments	                      32,018	         (9,499)
Contributions:
Employer	                                        6,703	          6,975
Participants	                                   36,077	         40,424
                                            	   81,896	         43,681

Transfers	                                     (19,318)	       189,828

Withdrawals and distributions               	  (28,603)	       (30,572)
Forfeitures	                                      (138)	             0
Selling and other costs	                        (3,276)	             0
	                                              (32,017)	       (30,572)

Net increase	                                   30,561	        202,937
Net assets available for benefits
Beginning of year	                             202,937	              0
End of year                                  	$233,498       	$202,937


See accompanying notes

           DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                         GUARANTEED INVESTMENT GROUP FUND

                 For the Years Ended December 31, 1994, and 1993


	                                         	1994	         1993
Investment income:
Interest income		                            $0	         $192

Net depreciation in fair value
  of investments		                            0	            0

Transfers		                                 (99)	      (3,511)

Withdrawals and distributions	         	    (55)	         (29)
		                                          (55)	         (29)

  Net decrease		                           (154)      	(3,348)
Net assets available for benefits
Beginning of year		                         154	        3,502

End of year		                                $0	         $154


See accompanying notes

          	DATAPOINT CORPORATION PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         December 31, 1995, 1994, 1993


DESCRIPTION OF THE PLAN

The Datapoint Corporation Profit Sharing/Employee Savings Plan (the "Plan") was adopted effective January 1, 1988 to provide retirement and other benefits for employees of Datapoint Corporation (the "Company") and certain of its subsidiaries. The Plan contains a cash or deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the "Code").

ERISA - The Plan is generally subject to the provisions of Titles I (Protection of Employee Benefit Rights), II (Amendments to the Internal Revenue Code Relating to Retirement Plans) and III (Jurisdiction,
Administration, Enforcement) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). However, the Plan, as a defined contribution plan, is not subject to Part 3 of Title I of ERISA (Funding) nor the Title IV of ERISA (Plan Termination Insurance).

Plan administration - The Plan is administered by a Plan Administrator, which is currently the Company.

Risks and Uncertainties - There is considerable doubt regarding the plan sponsor's ability to continue as a going concern. Should the plan sponsor cease operations, the plan would be terminated and all assets distributed to the plan beneficiaries.

Participation - All United States employees of the Company are eligible to participate in the Plan provided that the employee has been employed for at least 12 months by the Company, and has attained 21 years of age.

Contributions - The Plan is funded by the following contributions:

1.	Basic Contributions - These are voluntary pre-tax contributions to
the Plan and are 	made by a participant's election to reduce his
compensation by an amount measured in 	whole percentages ranging between
1 percent and 8 percent (5 percent in 1993.)	"Compensation" means the
salary, wages and commissions paid by the Company to an 	employee while
he is a participant in the Plan, including the Basic Contributions, but excluding all other Employer contributions to the benefit plans and
all other forms of 	compensation.

The Plan places a fixed dollar limit per year on each employee's
Basic Contribution.  	The 1995 dollar limit was $9,240 as established by
Treasury Regulations and will be 	adjusted for inflation pursuant to
Treasury Regulations.

Basic Contributions are subject to certain tests established by the
Internal Revenue 	Service (the "IRS") which are intended to prevent
discrimination against lower paid 	employees, commonly referred to as the
actual deferral percentage ("ADP") test.  The ADP test imposes ceilings on the
amounts that can be contributed as Basic 	Contributions 	by certain "Highly
Compensated Employees", as specified by the Code.

2.	Additional Basic Contributions - For any given Plan year in which the
Plan fails to 	meet the ADP test, the Company may elect to make
Additional Basic Contributions to 	the account of each Non-Highly
Compensated Employee in amounts necessary to 	cause the Plan, after such
contributions are made, to meet the test.  The Additional 	Basic
Contribution made to each Non-Highly Compensated Employee is to be a uniform percentage of such participant's annual compensation.  During
1995, 1994, 	and 1993, there were no Additional Basic Contributions.

3.	Discretionary Contributions - At the discretion of the Board of
Directors (the "Board") 	of the Company, the Company may contribute to
the Plan, as of the Plan Year, an 	amount in addition to the Matching
Contribution (see below).  This contribution will 	be allocated to each
eligible employee based on the percentage each eligible 	employee's Plan
compensation is to the total covered Plan Compensation.  The 	Company
anticipates that its Discretionary Contribution will be made annually contingent upon the Company meeting financial goals established
annually by the 	Board.  During the years ended December 31, 1995, 1994,
and 1993, the Company 	made no discretionary contributions to the Plan.

4.	Matching Contributions - During the years ended December 31, 1995,
1994, and 1993, 	the Company contributed $.25 for each $1.00 of Basic
Contribution (limited to the 	first 5 percent) contributed per participant.
The Matching Contribution is made on the 	same frequency as the Basic
Contribution and deposited to the Plan at the same time	as the
Basic Contribution.

5.	Rollover Contributions - A Participant, with the approval of the Plan
Administrator, 	may roll over to the Plan amounts distributed directly
from a qualified plan 	maintained, or formerly maintained, by a current or
former employer.  Any amount so 	transferred will become subject to all
the terms of the Plan and will be deposited in a 	Rollover Account.
The aggregate of all contributions made to the Plan (other than 	Rollover
Contributions) may not exceed the lesser of $30,000 or 25 percent of any participant's compensation for any one year.

Transfers - The Plan allows participants to transfer their account balances from one fund to another once each quarter.

Withdrawals - Under Section 401(k) of the Code, participants' contributions may be withdrawn upon attainment of age 59 1/2 or to satisfy a financial hardship as defined by the IRS regulations. Distributions under the Plan generally must commence no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1/2 or retires, whichever is later. If a participant demonstrates to the Plan Administrator that they have a financial hardship as defined by the IRS regulations, they may request a withdrawal from their Rollover and/or Basic Contribution account an amount sufficient to meet the financial need. Such withdrawal is restricted to their Rollover Contribution (including earnings) and their Basic Contribution (excluding earnings).

Forfeitures - Unvested amounts in terminating participants' accounts will be forfeited and used to (1) reinstate previously forfeited account balances of former participants that have returned to the Company and (2) reduce the Company's obligation to contribute to the Plan. The forfeitures will be taken from the participants' accounts at the time final distributions are made to the employee(s) and may be utilized by the Company at the next quarterly valuation date.

Distributions - A participant who ceases to be an employee is entitled to receive their vested interest in the Plan, which is their total vested participant account balance as of the quarterly valuation date coinciding with or immediate following their termination of employment. If a Discretionary Contribution is made at the end of the year in which the participant's employment terminates, a participant whose employment terminates as a result of retirement, disability or death will receive an additional distribution equal to their pro rata share of the Discretionary Contribution.

Vesting - Participants are vested in the Plan at the rate of 25 percent per year. A participant is 100 percent vested in any contributions that they make to the Plan and earnings on those contributions.

Termination - While the Company has not expressed any intent to discontinue the Plan, the Board may terminate it upon notice to and approval by the appropriate governmental agencies having jurisdiction of such termination under ERISA. All of the participants' benefits under the Plan, accrued as of the termination date, will become 100% vested.

Federal Income Tax Consequences - The contributions to the Plan will have the following tax consequences:

1.	Basic Contributions reduce the participant's taxable income by the amount of such contributions.  The participant is not taxed when such
contributions are made and neither 	the contributions nor earnings thereon
are taxed while such amounts remain in the Plan. Basic Contributions are generally subject to withholding of social security taxes on such amounts.

2.	Additional Basic Contributions are not taxable to the participant
when such contributions 	are made and neither the contributions nor
the earnings thereon are taxed while such amounts remain in the Plan.

3.	Participants are not taxed on matching contributions when such contributions are made and neither the contributions nor earnings thereon
are taxed while such amounts remain	in the Plan.

4.	The earnings on Rollover Contributions are not taxed while such amounts remain in the Plan.

The distributions of participant accounts will have the following federal income tax consequences:

1.	Basic Contributions, Matching Contributions, Additional Basic
Contributions and Discretionary Contributions and earnings accrued thereon (other than unrealized appreciation in stock value) are taxed at ordinary income rates (subject to lump sum distribution rules) upon withdrawal.

2.	Distributions of "excess contributions" under the ADP rules (and any income relating thereto) are taxable to participants at ordinary income rates as of the calendar year in which the employee would have received the contribution as cash (but for the deferral elections). Distributions of
excess Matching Distributions (and any income relating	thereto) are
taxable at ordinary rates as of the calendar year on behalf of which the contributions were made.

3.	Amounts received as the result of a hardship withdrawal are taxable at ordinary income rates in the year of receipt and will be subject to a 10 percent penalty if the participant is under age 59 1/2.

4.	Distributions attributable to Basic Contributions, Matching
Contributions and the earnings thereon, which are paid in a lump sum to the recipient in one taxable year and which constitute the balance to the credit of such participant, may be eligible for five-year (and in limited circumstances, ten-year) averaging under Section 402(d) of the Code.

5.	Any taxable distribution will be subject to an additional 10 percent penalty if it was not made as a result of death, disability, separation of service after age 55, or an in-service distribution after age 59 1/2.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investments - Investments are valued at market value for those investments having readily available market quotations and fair value for other investments as of December 31, 1995 and 1994. Cost of investments sold is determined based on the average cost method.

Contributions - Contributions are recorded in the month payroll deductions are made for plan participants.

Expenses - The Company is reimbursed by the Plan for all fees and expenses incurred for administration of the Plan.

Federal Income Taxes - An IRS determination letter dated October 8, 1994, has been received stating that the Plan qualifies under Section 401(a) and 401(k) of the Code and the related trust is therefore exempt from federal income tax under Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Fund Management - On January 1, 1988, the Company entered into an agreement with Frost National Bank (the "Trustee") and established the "Datapoint Corporation Profit Sharing/Employee Savings Plan Trust" (the "Trust") to carry out the purposes of the Plan.

Reclassification - Certain prior year balances have been reclassified for comparative purposes.

INVESTMENTS

On January 1, 1988, the Company entered into an agreement with the Trustee to administer the Trust pursuant to the terms of the Plan. The Trustee maintains the contributions in accordance with participants' instructions in one or more of the investment options. The first six investment options are sponsored by Fidelity Investments. The seven investment options are:


1.	Managed Income Portfolio Fund  This fund invests in short-and long-
term investment contracts with blended interest rates issued by insurance companies, banks, or other approved financial institutions. The fund also invests in money market instruments for liquidity. The goal of the fund is to maintain a stable $1/share price, but the yield will fluctuate.

2.	Cash Reserves Fund  This fund invests exclusively in Fidelity
Investments Cash Reserves Mutual Fund which is a money market fund that seeks to maintain the principal's value at a stable level. This fund invests in high-quality U.S. dollar denominated money market instruments of domestic and foreign issuers. The dividend yield fluctuates daily in response to changes in short-term interest rates.

3.	Equity-Income Fund   This fund invests exclusively in Fidelity
Investments Equity-Income Mutual Fund which is a growth and income fund.
It seeks a reasonable income by investing primarily in income-producing equity securities. The fund normally invests at least 80 percent of assets
in income-producing common or preferred stock, bonds and 	convertible
securities.

4.	Magellan Fund  This fund invests exclusively in Fidelity Investments
Magellan Mutual Fund which is an aggressive growth fund and seeks appreciation by investing primarily in common stocks and securities convertible into common stocks.

5. 	International Growth and Income Fund  This fund seeks capital growth and current income consistent with reasonable investment risk by investing principally in foreign securities.

6. 	Asset Manager Account  This fund allocates its assets among and across domestic and foreign equities, bonds and short-term instruments. The fund's assets are gradually shifted to take advantage of market conditions.

7.	Datapoint Common Stock Fund  This fund invests exclusively in the
Company's common stock. Purchases of common stock for this fund will be made by the Trustee either on the open market or directly from the Company. The purchase price of common stock purchased directly from the Company shall be equal to the simple average of the high and low price of the common stock, as published in the Wall Street Journal on the trading day the date the common stock is purchased for this Fund. In addition, no fees or commissions will be payable in connection with the stock purchase from
the Company.  	Any fees, commissions or other charges associated with
the purchase or sale of the common stock on the open market are paid by the Common Stock Fund.

There were 158 employees who were participants in the Plan at December 31, 1995. The number of participants in each fund were:

	Managed Income Portfolio Fund			       47
	Cash Reserves Fund					                48
	Equity-Income Fund					                38
	Magellan Fund					                     68
	Datapoint Common Stock Fund			         10
	International Growth & Income Fund			  20
	Asset Manager Account				              24

The total number of participants in the Plan was less than the sum of the number of participants shown above because many were participating in more than one fund.

Voting - Prior to the distribution of the shares of common stock to a participant, the Trustee will exercise all voting rights of the Company's common stock allocated to a participant's account.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the finanacial statements to the Form 5500:

								                                                  1995	      1994
	Net assets available for benefits per the
	financial statements                                 	3,888,108 	4,451,784

	Amounts allocated to withdrawing participants	         (576,547) 	(106,691)

	Net assets available for benefits per the Form 5500	  3,311,561  	4,345,093



The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                									      Year ended
								                                                   December 31, 1995

Benefits paid to participants per the financial statements		    1,787,605
Add:  Amounts allocated to withdrawing participants
  at December 31, 1995	                                           576,547
Less:  Amounts allocated to withdrawing participants
  at December 31, 1994                                          	(106,691)
Benefits paid to participants per the Form 5500		              	2,257,461


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                  SUPPLEMENTAL SCHEDULES

                                     DATAPOINT CORPORATION
                               PROFIT SHARING/EMPLOYEE SAVINGS PLAN
                               SCHEDULE OF REPORTABLE TRANSACTIONS
                                   YEAR ENDED DECEMBER 31, 1995


The following represents the series of reportable transactions for the year ended December 31, 1995:
	                                                              				       Current
Identity of     	             	     Purchase			                          Value on
Party	           Description	       Price at	      Sales	    Cost of	     Date of	     Net Gain
Involved         	of Assets     	 Acquisition	     Price     	Asset  	  Transaction	   or (Loss)
Fidelity       	Managed Income	     $280,343	        -     	 $280,343   	$280,343	       -
Investments    	Portfolio Fund	        -	        $688,857	   $688,857   	$688,857	       -

Fidelity	      Cash Reserves       	$215,612	        -	      $215,612    $215,612       -
Investments    Fund	                   -	        $234,011    $234,061   	$234,011	         (50)

Fidelity	      Magellan            	$263,305	        -	      $263,305	   $263,305	       -
Investments   	Fund	                   -        	$793,844	   $586,587   	$793,844	     $207,257

Fidelity      	Equity-Income	        $71,393	        -	       $71,393	    $71,393	       -
Investments   	Fund	                     -	      $192,818	   $152,270	   $192,818	      $40,548

Fidelity	      International Growth	 $71,240	        -	       $71,240	    $71,240	       -
Investments   	Fund	                     -	      $121,364	   $118,067	   $121,364	       $3,297

Fidelity	      Asset Manager	        $42,530	        -     	  $42,530	    $42,530	       -
Investments   	Fund	                     -	       $46,696	    $43,309	    $46,696	       $3,387


                            DATAPOINT CORPORATION
                     PROFIT SHARING EMPLOYEE/SAVINGS PLAN
               SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       Year Ended December 31, 1995



Identity 		                Description				          Market
of Issue    	             	of Investment		           Cost  		         Value


Fidelity Investments   Managed Income Portfilio Fund
		                     869,377 units	                   $869,377	   $869,377

Fidelity Investments   Cash Reserves Fund
		                     753,375 units	                   $753,375	   $753,375

Fidelity Investments   Equity-Income	Fund
                       12,988 units	                    $377,395	   $492,648

Fidelity Investments   Magellan	Mutual Fund
		                     16,165 units                  	$1,059,382 	$1,389,852

*Datapoint Corporation Common Stock
          		           10,450 shares	                    $20,281	    $13,063

Fidelity Investments   International Growth &	Income Fund
                       8,756 units	                     $151,087	   $157,173

Fidelity Investments	  Asset Manager Account
                       14,451 units	                    $208,916	   $229,036
		                                                   	$3,439,813	 $3,904,524



* Denotes party in interest


                                      F - 28